[LETTERHEAD OF GILMAN CIOCIA, INC.]

                             Corporate Headquarters
                   11 Raymond Avenue o Poughkeepsie, NY 12603
                       845.485-3338 tel o 845.622.3638 fax

VIA EDGAR SUBMISSION AND FACSIMILE

June 11, 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:      Mr. Daniel L. Gordon
                Branch Chief

RE:   Gilman Ciocia, Inc.
      Form 10-K for the year ended June 30, 2008
      Filed September 26, 2008
      File No. 000-22996

Dear Mr. Gordon:

This letter is being furnished in response to the comments contained in the letter dated May 28, 2009 (the "Letter") from Daniel L. Gordon, Branch Chief, of the Staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") to Mr. Michael Ryan, Chief Executive Officer of Gilman Ciocia, Inc. (the "Company"). The comments of the Staff and the Company's responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 10-K for the year ended June 30, 2008

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

1. Please elaborate upon your revenue recognition policy. For instance, we note that you operate through both company-owned and independently operated offices. Describe for us how revenues are generated and recorded for each type of office.

      For both Company-owned offices and independently owned offices, except as set forth in the below paragraph, revenues are generated and recognized on a consistent basis. For example, for both Company-owned offices and independently owned offices, the Company recognizes all revenues from asset management fees upon completion of the services. Likewise, for each type of office, revenues from financial planning services, including securities trading and other types of transactions, are recognized on a trade-date basis and both types of offices utilize the same software system to process their transactions.

      Company-owned offices generate revenue from tax preparation and accounting services which are recognized upon completion of the services.

      Company-owned offices also generate marketing revenue, amounting to less than two percent of sales, from the Company's strategic marketing relationships with certain product sponsors which enable the Company to efficiently utilize its training, marketing and sales support resources. These revenues are recognized based on production levels. Marketing event revenues are recognized at the commencement of the event offset by its cost. Independently-owned offices do not generate these types of revenues.

Note 9. Fair Value Measurements, page F-15

2. You disclose that you have elected to fair value accounts payable under SFAS 157. Please note that SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements, but does not provide for assets and liabilities to be reported at fair value unless allowed under other existing accounting literature. In that regard, please clarify to us how you have determined that it is appropriate to present accounts payable at fair value. In addition, please advise us if you have applied fair value accounting to the accounts payable balance as a whole, or if you have specifically identified portions of the accounts payable balance to report at fair value.

      The Company has determined that it is appropriate to present accounts payable which is greater than four years old at fair value based on the following factors:

      1. The Company has significant legacy accounts payable balances that are at least four years old. The Company believes that these payables may never require a financial payment because there has not been any active pursuit by any of the vendors to collect. The Company believes that the longer these payables are outstanding the less likely it is that there will be any pursuit of payment by the vendor. Furthermore, the general statute of limitations for breach of contract is six years and for sales of goods, the UCC has a four year statute of limitations.

      2. The Company has established a conservative estimate of fair value of fifteen cents on the dollar that it would potentially pay out against these balances based on its historical pay out on these legacy balances. The Company has in the past two years settled $78,313 in payables for $100.

      3. The Company also has the ability to pay any negotiated settlements should the situation arise.

3. Please explain why you recorded $0.4 million of income related to your accounts payable account.

      The $0.4 million of income related to the accounts payable account includes (i) $0.2 million of accounts payable which was entirely written off as a result of the statutes of limitations expiring, and (ii) $0.2 million of accounts payable that the Company recorded as an allowance against the remaining accounts payable balance, which includes invoices that are at least four years old.

4. Please describe for us and disclose in future filings, a description of the inputs and the information used to develop the inputs, as well as the valuation techniques used to measure fair value of accounts payable and a discussion of any changes in the valuation techniques used to measure similar assets and/or liabilities in prior periods. Refer to paragraphs 33(c-d) of SFAS 157.

      The Company opted to use the cost approach as its valuation technique to measure fair value of its legacy accounts payable since this approach is based on the Company's previous experience with vendors pursuing payment. Unobservable inputs also were utilized in the valuation technique to measure fair value of these legacy accounts payable because there is little, if any market activity for the liability at the measurement date. FAS 157 states that Level 3 inputs are unobservable inputs that shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the liability at the measurement date. However, the fair value measurement objective remains the same, that is, an exit price from the perspective of a market participant that owes the liability. These inputs are the Company's own assumptions about what it believes it would have to pay out against these payables based on the Company's historical experience in making payments against these payables. The Company will provide this description in future filings.

Note 16. Net Earnings per Share, page F-21

5. In future filings, please quantify the number of outstanding options and warrants that have been excluded from diluted EPS due to their anti-dilutive effect. Refer to paragraph 40(c) of SFAS 128.

      The Staff is supplementally advised that at June 30, 2008, the number of outstanding options and warrants that have been excluded from diluted EPS due to their anti-dilutive effect was 70,000 shares. The Company will quantify this number in future filings.

Note 17. Related Party Transactions, page F-21

6. We note that as part of the Private Placement Closing, $0.7 million of the Purchasing Group Loan was converted to 7.1 million shares of your common stock. Please describe this related party transaction in detail, specifically describing what obligations you retained from the $1 million Purchasing Group Loan, why you issued an additional 7.1 million shares to the purchasers, and any continuing obligations that remain.

      On October 30, 2001, the Company borrowed $1.0 million from Rappaport Gamma Limited Partnership pursuant to a written promissory note (the "Rappaport Loan"). On April 29, 2005, the Rappaport Loan, together with 785,298 shares of Company common stock held by Rappaport, were sold to a group of Company management and employees (the "Purchasing Group") for $0.8 million. The members of the Purchasing Group included Prime Partners, Inc., a corporation controlled by Michael Ryan, a director, the president and a significant shareholder of the Company, James Ciocia, the Chairman of the Company, Christopher Kelly, former General Counsel of the Company, Kathryn Travis, the Secretary and a director of the Company, Dennis Conroy, the Chief Accounting Officer of the Company, Ted Finkelstein, the Associate General Counsel of the Company, and certain other Company employees.

      The Purchasing Group agreed to reduce the principal balance of the Rappaport Loan from $1.0 million to $0.8 million and extended the maturity date to April 29, 2009. The $0.2 million debt reduction agreed to by the Purchasing Group was recorded to paid-in-capital as the Purchasing Group was a related party. Pursuant to the terms of the Rappaport Loan, the Purchasing Group, as holders of the Rappaport Loan, was entitled to receive, in the aggregate, as interest, 180,000 shares of the Company's common stock annually while the debt remained unpaid. Upon the purchase of the Rappaport Loan by the Purchasing Group, the Rappaport Loan was reclassified as a related party transaction.

      On August 20, 2007, as part of the Private Placement Closing, $0.7 million of the Purchasing Group Loan was converted to 7.1 million shares of Company common stock, leaving a $37,500 debt balance to one member of the Purchasing Group, who was not a related party. The $0.10 per share conversion price was the same price paid by all other participants in the Private Placement, which included purchasers unaffiliated with the Company. The $0.10 price was the result of an arms length negotiation with unaffiliated investors who purchased 40.0 million shares of Company stock for $4.0 million. The $37,500 balance was paid on October 25, 2007, leaving no continuing obligations by the Company to the Purchasing Group.

      It should also be noted that on April 14, 2008, the SEC declared effective the Company's registration statement for a public stock offering. Pursuant to this offering, the Company distributed to its holders of common stock other than participants in the Private Placement, subscription rights to purchase four shares of common stock for each share owned. The public stock offering was at the same $0.10 per share price as the Private Placement and the debt conversion.

The Company acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses above, please feel free to contact me at 845-485-3338.

Sincerely,


/s/ Michael P. Ryan
Chief Executive Officer
Gilman Ciocia, Inc.

cc: Kristi Marrone, Staff Accountant, United States Securities and Exchange Commission (via facsimile)
      Laurie A. Cerveny, Bingham McCutchen LLP
      Joseph D'Arelli, Sherb & Co. LLP